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                               April 5, 2023

       Yishai Cohen
       Chief Executive Officer
       Landa Financing LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa Financing LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed March 22,
2023
                                                            File No. 024-12193

       Dear Yishai Cohen:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed March 22, 2023

       General

   1. We note your response to comment 1. However, your disclosure is still unclear regarding when the company plans
to price the securities. Please clarify the language stating that for
                                                        "approximately" one
year following the offering commencement the purchase price will be $10 per share and
that "on or about" the first day of each quarter the share price will be determined. Also revise
the language that your Manager has the "discretion, to adjust the per Share purchase
price or specified pricing period (but in no event more frequently than monthly or less
frequently than annually)."
       Signatures, page 107

   2. We note your response to comment 2. Please add the signatures for the majority of the members of the
company's board of directors. Additionally, please provide the disclosure required by Item 10 of
Form 1-A for your principal financial officer.
 Yishai Cohen
Landa Financing LLC
April 5, 2023
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda Financing LLC
                                                             Office of Real
Estate & Construction
April 5, 2023 Page 2
cc:       Mark Schonberger, Esq.
FirstName LastName